ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

RECEIVED

2007 APR -4 A 7:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 12, 2007

U.S.Securities and Exc[illegible]n
Office of International [illegible]ce
Division of Corporation Fi[illegible] 07022178
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re -: Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub: Allotment of 600 Equity shares out of Abeyance Quota

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 12.3.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

PROCESSED
APR 11 2007
THOMSON FINANCIAL

Devendra Bhandari
Company Secretary

Encls : a/a.

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Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO : 82-34979

March 12, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Sub: Allotment of 600 Equity shares out of Abeyance Quota
Ref: Scrip Code BSE - 500 303

With the clearance of Notified party cases of our Company (ABNL) by the Special Court (Trial of Offences relating to Transactions in Securities) Act, 1992 and its directions for release of benefits/accretions, we have received applications from the applicant for further allotment of 600 Equity Shares against conversion of Zero Interest Secured Fully Convertible Debentures (FCDs) and Detachable Warrants (Warrants) and Bonus Shares, which had been kept by us in abeyance as the same were in respect of tainted shares.

The Investor Relations and Finance Committee in its meeting held on 12th March, 2007 have passed a resolution in regard to the allotment of said equity shares out of abeyance.

We will be making an application for listing of the above said Equity shares on the Stock Exchanges.

This is for your information.

Thanking you,

Yours faithfully,
For Aditya Birla Nuvo Ltd

Devendra Bhandari
Company Secretary

END

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com